Exhibit (a)(5)(A)

12500 West Creek Parkway
Richmond, VA 23238
Phone (804) 484-7700
FAX (804) 484-7701

NEWS RELEASE

FOR MORE INFORMATION:

Media Contact:	Investor Contact:
Cheryl Moore	Kevin Collier
Director, Corporate Communications	Director, Investor Relations
(804) 484-6273	(804) 287-8109

PERFORMANCE FOOD GROUP ANNOUNCES TENDER OFFER
TO REPURCHASE 10,000,000 SHARES OF STOCK

RICHMOND, Va. (June 29, 2005) - Performance Food Group (Nasdaq/NM:PFGC) today announced that it will shortly commence a modified “Dutch Auction” tender offer to purchase up to 10,000,000 shares of its outstanding common stock, par value $0.01 per share, at a price between $27.50 and $31.50 per share, for an aggregate purchase of up to $315 million. This represents approximately 21% of the current shares outstanding. The Company also announced the completion of the sale of its fresh-cut produce segment on June 28, 2005 to Chiquita Brands International, Inc. for approximately $855 million. The tender offer is an element of the Company’s strategy to return capital from the sale of the fresh-cut segment to its shareholders.

The tender offer will expire at 5:00 p.m., New York City Time, on August 11, 2005, unless extended. Tenders of shares must be made prior to the expiration of the tender offer. Shares tendered may be withdrawn prior to the expiration of the tender offer.

None of the Company’s executive officers or directors intend to tender shares in the tender offer. The tender offer is not conditioned on the tender of any minimum number of shares, but is subject to various other conditions described in the Offer to Purchase.

Subject to the terms and conditions of the tender offer, shareholders will have the opportunity to tender all or a portion of their shares at prices specified by the shareholder, within the above stated price range. After receipt of the tenders, the Company will select the lowest purchase price within the price range that will permit the purchase of the desired number of shares. If shareholders properly tender more than 10,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) at or below the purchase price selected by the Company, the Company will first purchase shares properly tendered at or below the applicable purchase price by all shareholders who own fewer than 100 shares and who tender all of their shares. The Company will then purchase, on a pro rata basis, shares properly tendered at or below the applicable purchase price from all other shareholders (except for shares tendered conditionally for which the condition was not satisfied). Finally, if necessary to permit the Company to purchase 10,000,000 shares (or such greater number of shares as the

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Company may elect to purchase, subject to applicable law), the Company will purchase by random lot shares that were conditionally tendered at or below the applicable purchase price for which the condition was not initially met.

The Company will purchase all shares in the tender offer at the same purchase price, net to the seller in cash, without interest, promptly after the expiration of the tender offer. The Company will return all tendered shares not purchased to the shareholders promptly after the expiration of the tender offer at the Company’s expense.

All inquiries regarding the tender offer should be directed to Goldman, Sachs & Co., the dealer manager for the tender offer at (800) 323-5678 or (212) 902-1000, or Mellon Investor Services, the information agent for the tender offer at (877) 698-6865. The Offer to Purchase, Letter of Transmittal and other documents for use in making tenders will be available through Mellon Investor Services. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record and will be made available for distribution to beneficial owners.

Neither Performance Food Group, nor its board of directors, Goldman, Sachs & Co. or Mellon Investor Services are making any recommendation to shareholders as to whether or not to tender their shares or as to what price at which to tender their shares. Shareholders must decide how many shares they will tender, if any, and the price, within the stated range, at which they will offer their shares for purchase by Performance Food Group Company.

This press release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to repurchase the Company’s common stock is being made only pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal that the Company will be distributing shortly to its shareholders and filing with the Securities and Exchange Commission.

Shareholders and investors should read carefully the Offer to Purchase and related materials because they contain important information, including various terms and conditions of the tender offer. Following the commencement of the tender offer, shareholders and investors may obtain a free copy of the Offer to Purchase, Letter of Transmittal and other documents filed by the Company with the Securities and Exchange Commission at the Securities and Exchange Commission’s Internet site at www.sec.gov or from the information agent, Mellon Investor Services, at (877) 698-6865. Shareholders are urged to read these documents carefully before making any decision with respect to the tender offer.

Performance Food Group markets and distributes more than 65,000 national and private label food and food-related products to approximately 44,000 restaurants, hotels, cafeterias, schools, healthcare facilities and other institutions. For more information on Performance Food Group, visit www.pfgc.com.

     Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and are based on current expectations and management’s estimates; actual results may differ materially. The risks and uncertainties which could impact these statements include, but are not limited to, general economic conditions; the relatively low margins and economic sensitivity of the foodservice business; the Company’s reliance on major customers; the risk that the results of the Securities and Exchange Commission informal inquiry could have an adverse affect on the Company; the ability to identify and successfully complete acquisitions of other foodservice distributors; the Company’s ability to successfully develop, produce and market new products and management of the Company’s planned growth, all as detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission.